UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

DIVERSA CORPORATION
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
255064107
(CUSIP Number)

Carlos Riva

John A. McCarthy, Jr.

Celunol Corp.

55 Cambridge Parkway, 8th Floor

Cambridge, Massachusetts 02142

(617) 674-5300

with a copy to:

John R. Utzschneider, Esq.

Bingham McCutchen LLP

150 Federal Street

Boston, Massachusetts 02110

(617) 951-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 12, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 255064107

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
CELUNOL CORP. IRS Identification number: 04-3222729
2.			Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.			SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0 (see Items 4 and 5)
	8.	Shared Voting Power	11,157,129 (see Item 4 and 5)*
	9.	Sole Dispositive Power	0 (see Items 4 and 5)
	10.	Shared Dispositive Power	0 (see Items 4 and 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	11,157,129 (see Items 4 and 5)*
12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11)	22.3%
14.		Type of Reporting Person (See Instructions)	CO

*Includes 9,333,012 shares of common stock and 1,824,117 shares of common stock subject to options and warrants.

CUSIP No. 255064107

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
CARLOS RIVA
2.			Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.			SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0 (see Items 4 and 5)
	8.	Shared Voting Power	11,157,129 (see Item 4 and 5)*
	9.	Sole Dispositive Power	0 (see Items 4 and 5)
	10.	Shared Dispositive Power	0 (see Items 4 and 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	11,157,129 (see Items 4 and 5)*
12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11)	22.3%
14.		Type of Reporting Person (See Instructions)	IN

*Includes 9,333,012 shares of common stock and 1,824,117 shares of common stock subject to options and warrants.

CUSIP No. 255064107

1.			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
JOHN A. MCCARTHY, JR.
2.			Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.			SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0 (see Items 4 and 5)
	8.	Shared Voting Power	11,157,129 (see Item 4 and 5)*
	9.	Sole Dispositive Power	0 (see Items 4 and 5)
	10.	Shared Dispositive Power	0 (see Items 4 and 5)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	11,157,129 (see Items 4 and 5)*
12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11)	22.3%
14.		Type of Reporting Person (See Instructions)	IN

*Includes 9,333,012 shares of common stock and 1,824,117 shares of common stock subject to options and warrants.

Item 1.	Security and Issuer
Title of Class of Equity Securities:	Common Stock, $0.001 par value per share (the “Shares”)
Address of Issuer:	4955 Directors Place, San Diego, CA 92121

Item 2.	Identity and Background

(a)-(c) and (f) The name of the persons filing this statement are Celunol Corp., a corporation organized under the laws of the State of Delaware (“Celunol”), Carlos Riva, and John A. McCarthy (hereinafter sometimes referred to collectively as the “Reporting Persons”).

The address of the principal business and the principal office of the Reporting Persons is 55 Cambridge Parkway, 8th Floor, Cambridge, Massachusetts 02142; telephone number 617-674-5300. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Celunol Corp. is set forth on Schedule A.

(d)-(e) During the last five years, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to U.S. Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Celunol, and certain stockholders of Diversa Corporation, a Delaware corporation (“Diversa”), entered into a Voting Agreement, including an Irrevocable Proxy, on February 12, 2007 as an inducement to Celunol and as a condition to Celunol’s agreement to enter into the Merger Agreement (as defined in Item 4 below). Accordingly, the Reporting Persons did not use any funds to acquire the rights under the Voting Agreement or Proxy.

Item 4.	Purpose of Purchase

On February 12, 2007, Diversa, Concord Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Diversa (“Merger Sub”), Celunol, and William Lese, as the representative of Celunol’s stockholders entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). Pursuant to the Merger Agreement, upon the closing of the transactions contemplated in the Merger Agreement (the “Closing”), Merger Sub will merge with and into Celunol, with Celunol continuing as the surviving corporation and a wholly-owned subsidiary of Diversa (including all of the transactions described in the Merger Agreement, the “Merger”). Under the terms of the Merger Agreement, Diversa will issue 15 million of its shares (the “Merger Shares”) to Celunol’s securityholders in exchange for all the equity securities of Celunol, including shares that will be issuable under Celunol’s options and warrants that will be assumed by Diversa, which amount of shares is subject to reduction based on certain specified indebtedness and working capital tests for the Reporting Person at the time of Closing. Following the Closing, based on Diversa’s current shares outstanding and assuming there is no reduction in the 15 million Shares to be issued in connection with the Merger,

Diversa’s stockholders will own approximately 76% of the combined company and Celunol’s securityholders will own approximately 24% of the combined company.

The foregoing description of the Merger and the Merger Agreement is qualified in its entirety by reference to the Merger Agreement attached hereto as Exhibit 99.1, and incorporated herein by reference.

Concurrent with the execution of the Merger Agreement, certain stockholders of Diversa who beneficially own approximately 22.3% of the Shares entered into Voting Agreements and executed Irrevocable Proxies in favor of the Reporting Persons (collectively, the “Voting Agreements”) with Celunol. The Voting Agreements restrict the transfer of Shares by certain Diversa stockholders and include proxies granted by such Diversa stockholders to the Reporting Persons to vote all Shares beneficially owned by such holders in favor of the Merger and related transactions and against any actions that could adversely affect consummation of the Merger. The purpose of the Voting Agreement is to enable Celunol and Diversa to consummate the Merger and other transactions contemplated by the Merger Agreement. Except as set forth herein, the Reporting Persons do not have any power to make, do not plan to make and have not made any proposals that relate to or would result in any other action specified in clauses (a) through (j) of Item 4 on Schedule 13D.

The foregoing description of the Voting Agreements is qualified in its entirety by reference to the Form of Voting Agreement attached hereto as Exhibit 99.2, and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) and (b). As a result of entering into the Voting Agreement, each of the Reporting Persons possess shared voting power to direct the vote of, and thus may be deemed to beneficially own, 11,157,129 Shares, or approximately 22.3% of the issued and outstanding Shares as of February 12, 2007. Joshua Ruch, a current director of Celunol and a former director of Diversa, is affiliated with Rho Capital Partners, Inc., which has affiliates that are Diversa securityholders and in the aggregate own or have the right to acquire 1,821,979 shares of Diversa common stock outstanding as of the date of the Voting Agreement. In addition, Mark Leschly, a director of Diversa, is a managing director of Rho Capital Partners, Inc., which is in turn affiliated with Diversa securityholders. Each of Mark Leschy and the affiliates of Rho Capital Partners, Inc. that are securityholders of Diversa has executed and delivered the Voting Agreement. Except for the Shares subject the Voting Agreement, with respect to which the Reporting Persons disclaim beneficial ownership and as otherwise set forth in this Schedule 13D, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any executive officer or director of any of the Reporting Persons, is the “beneficial owner” of any Shares, as such term is defined in Rule 13d-3 under the Exchange Act.

The description in this Schedule 13D of the relationship among the Reporting Persons and the Diversa stockholders party to the Voting Agreement, is not an affirmation by the Reporting Persons of the existence of a group for purposes of Section 13(d)(3) or Section 13(g)(3) of the Act, or Rule 13d-5(b)(1) thereunder.

(c). None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any executive officer or director of any of the Reporting Persons, has engaged in any transaction in any Shares during the sixty day period immediately preceding the date hereof except as described herein.

(d). Not applicable.

(e). Not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Concurrent with the execution of the Merger Agreement, certain Celunol securityholders who beneficially own approximately 74% of Celunol’s capital stock on a fully-diluted basis, have executed a Lock-up Agreement with Diversa, pursuant to which such Celunol securityholders have agreed not to sell, assign or otherwise transfer the Merger Shares they receive in connection with the Merger, subject to certain permitted exceptions, during the period starting on the Closing Date and ending on the earlier of (i) 180 days after the Closing Date or (ii) December 1, 2007 (the “Celunol Lock-up Agreements”). Similarly, concurrent with the execution of the Merger Agreement, certain Diversa securityholders who beneficially own approximately 17% of the Shares as of the date of the Merger Agreement, have executed a Lock-up Agreement with Diversa, pursuant to which such Diversa securityholders have agreed not to sell, assign or otherwise transfer the Shares they own at the time of the Closing, subject to certain permitted exceptions, during the period beginning on the Closing and ending on the earlier of (i) 180 days after the Closing Date or (ii) December 1, 2007 (the “Diversa Lock-up Agreements”).

The foregoing description of the Celunol Lock-up Agreements and the Diversa Lock-up Agreements are qualified in their entirety by reference to the Form of Celunol Lock-up Agreement and Form of Diversa Lock-up Agreement attached hereto as Exhibits 99.3 and 99.4, respectively, and incorporated herein by reference.

See also Items 3, 4 and 5 above.

Item 7.	Material to Be Filed as Exhibits
99.1.	Agreement and Plan of Merger and Reorganization, dated February 12, 2007.

99.2.	Form of Voting Agreement, dated February 12, 2007.

99.3.	Form of Celunol Lock-up Agreement, dated February 12, 2007.

99.4.	Form of Diversa Lock-up Agreement, dated February 12, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CELUNOL CORP. By: /s/ Carlos Riva
Name: Carlos Riva Title: President and Chief Executive Officer

/s/ Carlos Riva
Carlos Riva

/s/ John A. McCarthy, Jr.
John A. McCarthy, Jr.

SCHEDULE A

Directors:

Michael Dennis

c/o Azure Developments Inc.

152 West 57th St, 23rd Floor

New York, New York 10019

Citizenship:	Canadian
Principal Occupation:	President, Azure Developments Inc.

William D. Lese

c/o Braemar Energy Ventures

340 Madison Avenue, 18th Floor

New York, NY 10017

Citizenship:	United States
Principal Occupation:	Managing Director, Braemar Energy Ventures LP

Carlos Riva

c/o Celunol Corp.

55 Cambridge Parkway, 8th Floor

Cambridge, Massachusetts 02142

Citizenship:	United States
Principal Occupation:	President and Chief Executive Officer, Celunol Corp.

Joshua Ruch

c/o Rho Ventures

Carnegie Hall Tower

152 West 57th Street, 23rd Floor

New York, NY 10019

Citizenship:	South Africa
Principal Occupation:	Managing Partner, Rho Capital Partners, Inc.

Michael J. Zak

c/o Charles River Ventures

1000 Winter Street, Suite 3300

Waltham, MA 02451

Citizenship:	United States
Principal Occupation:	Partner, Charles River Ventures, LLC

Executive Officers:

Unless otherwise stated below, the principal business address of each executive officer is c/o Celunol Corp., 55 Cambridge Parkway, 8th Floor, Cambridge, Massachusetts 02142. All executive officers are citizens of the United States.

Name	Present Principal Occupation

Riva, Carlos	President & Chief Executive Officer

McCarthy, John A. Jr.	Executive Vice President & Chief Financial Officer

Doyle, John R.	Vice President, Business Development and Operations

Steiger, Richard J.	Vice President of Engineering and Construction

Luli, Gregory W.	Vice President, Research

Malloy, John R. Jr.	Executive Vice President - Business Development

Davis, Charles T.	Vice President Business Development

Agneta, David F.	Vice President, Business Development

Littlefield, Barbara G.	Vice President Finance and Administration

Howe, John	Vice President Public Affairs

Utzschneider, John	Secretary

c/o Bingham McCutchen LLP

150 Federal Street

Boston, MA 02110